UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Comstock Resources, Inc.
(Name of Issuer)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

205768203
(CUSIP Number)

Covey Park Holdings LLC 185 Dartmouth Street, 7th Floor Boston, MA 02116 Attn: Paul Winters 617-531-4960
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203

1	Name of Reporting Person Covey Park Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 167,404,429 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,833,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 167,404,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 72.2% (2)
14	Type of Reporting Person (See Instructions) OO

(1)         Consists of 28,833,000 shares of common stock , par value $0.50 per share (“Common Stock”) of Comstock Resources, Inc. (the “Issuer”) owned by Covey Park Holdings LLC (“Covey Park Holdings”) and 138,571,429 shares of common stock owned by Arkoma Drilling, L.P. (“Arkoma”), Williston Drilling, L.P. (“Williston”), Blue Star Exploration Company (“Blue Star”) and Jerral W. Jones, over which Covey Park Holdings may be deemed to have voting power as a result of their rights under that certain Shareholders Agreement, dated as of June 7, 2019, by and among Arkoma, Williston, Arkoma Drilling CP, LLC (“Arkoma CP”), Williston Drilling CP, LLC (“Williston CP,” and together with Arkoma, Williston and Arkoma CP, the “Jones Entities”), New Covey Park Energy LLC (“New Covey”), Covey Park Holdings, the Issuer and Mr. Jones.

(2)   The percentage is calculated based upon 231,810,342 outstanding shares of Common Stock as of May 20, 2020, which was derived from the sum of (i) 230,485,342 outstanding shares of Common Stock as reported on the Issuer’s Prospectus Supplement on Form 424B5, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2020 (the “Quarterly Report”), and (ii) an additional 1,325,000 shares sold to underwriters pursuant to an option to purchase additional shares following the Issuer’s underwritten public offering of its common stock, which closed on May 18, 2020.

CUSIP No. 205768203

1	Name of Reporting Person Stuart D. Porter
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 167,404,429 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,833,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 167,404,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 70.2% (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of 28,833,000 share of Common Stock of the Issuer owned by Covey Park Holdings (see Item 2 below for details regarding Stuart Porter’s beneficial ownership of shares of Common Stock owned by Covey Park Holdings) and 138,571,429 shares of common stock owned by the Arkoma, Williston, Blue Star and Mr. Jones, over which Covey Park Holdings and Mr. Porter may be deemed to have voting power as a result of their rights under that certain Shareholders Agreement, dated as of June 7, 2019, by and among the Jones Entities, New Covey, Covey Park Holdings, the Issuer and Mr. Jones.

(2)   The percentage is calculated based upon 231,810,342 outstanding shares of Common Stock as of May 20, 2020, which was derived from the sum of (i) 230,485,342 outstanding shares of Common Stock as reported on the Issuer’s Prospectus Supplement on Form 424B5, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2020 (the “Quarterly Report”), and (ii) an additional 1,325,000 shares sold to underwriters pursuant to an option to purchase additional shares following the Issuer’s underwritten public offering of its Common Stock, which closed on May 18, 2020.

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2019 (the “Original Schedule 13D”) and is being filed by the undersigned, with respect to the Common Stock of the Issuer. The principal executive offices of the Issuer are 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D remains unchanged.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended to add the following to the end of subsection (a) thereof:

Effective May 19, 2020, pursuant to the Certificate of Designations, the Issuer redeemed all 210,000 outstanding shares of the Series A Preferred Stock held by the Reporting Persons for an aggregate redemption price of $210.0 million plus accrued and unpaid dividends of approximately $2.9 million.

Item 5.                                 Interest in Securities of the Issuer.

Section (a) of Item 5 of the Original Schedule 13D is amended and restated as set forth below:

(a)                           The information set forth in rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 231,810,342 outstanding shares of Common Stock as of May 20, 2020, which was derived from the sum of (i) 230,485,342 outstanding shares of Common Stock as reported on the Issuer’s Prospectus Supplement on Form 424B5, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2020 (the “Quarterly Report”), and (ii) an additional 1,325,000 shares sold to underwriters pursuant to an option to purchase additional shares following the Issuer’s underwritten public offering of its Common Stock, which closed on May 18, 2020.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

Reporting Persons:

COVEY PARK HOLDINGS LLC

/s/ Jordan Marye
Name:	Jordan Marye
Title:	Manager

STUART D. PORTER

/s/ Stuart D. Porter
Stuart D. Porter